# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Precision BioSciences, Inc., CIK 0001357874
CUSIP: 74019P207
Title of class of securities: Common Stock, $0.000005 par value
Address of issuer's principal executive offices: 302 East Pettigrew Street, Suite A-100, Durham, North Carolina (NC), 27701
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-26-001399
Filed by CIK 0001839435

## Reporting persons
- Octagon Capital Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,651,497; sole dispositive power 0; shared dispositive power 1,651,497; aggregate amount beneficially owned 1,651,497 (5.73% of the class)
  Comment: Includes 430,000 Common Shares directly held and 1,221,497 Common Shares issuable upon exercise of the Warrants (as defined in Item 4(a)).
- Octagon Investments Master Fund LP: type of reporting person: partnership (PN), other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,651,497; sole dispositive power 0; shared dispositive power 1,651,497; aggregate amount beneficially owned 1,651,497 (5.73% of the class)
  Comment: Includes 430,000 Common Shares directly held and 1,221,497 Common Shares issuable upon exercise of the Warrants
- Ting Jia: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 1,651,497; sole dispositive power 0; shared dispositive power 1,651,497; aggregate amount beneficially owned 1,651,497 (5.73% of the class)
  Comment: Includes 430,000 Common Shares directly held and 1,221,497 Common Shares issuable upon exercise of the Warrants

## Item 1. Issuer
Name of issuer: Precision BioSciences, Inc.
Address of issuer's principal executive offices: 302 East Pettigrew Street, Suite A-100, Durham, NC, 27701

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by:

Octagon Capital Advisors LP ("Octagon")
Octagon Investments Master Fund LP ("Master Fund")
Ting Jia, as the principal beneficial owner of Octagon ("Dr. Jia")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Octagon serves as the investment manager of the Master Fund. Dr. Jia is the managing member of Octagon. By virtue of these relationships each of Octagon and Dr. Jia may be deemed to beneficially own the Issuer's Common Shares directly owned by the Master Fund.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 654 Madison Avenue, 21st Floor, New York, NY 10065.
Citizenship: Octagon is a Delaware limited partnership. The Master Fund is an exempted limited partnership established in the Cayman Islands. Dr. Jia is a Chinese citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,651,497
Percent of class: 5.73
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,651,497
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1,651,497

The percentage reported on this Schedule 13G is calculated based upon 27,601,554 Common Shares outstanding as of August 3, 2026, as reported in the Form 10-Q filed by the Issuer on August 6, 2026, plus 1,221,497 Common Shares issuable upon exercise of the Warrants (subject to the Blocker, as defined below).

The Reporting Persons holds warrants (the "Warrants") to purchase Common Shares of the Issuer. Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise the Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding Common Shares (the "Blocker"), and the Common Shares listed as beneficially owned in Rows 6, 8 and 9 of the cover page for each Reporting Person and the percentage set forth in Row 11 of the cover page for each Reporting Person give effect to the Blocker. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Warrants due to the Blocker and does not beneficially own the Common Shares underlying the warrants in excess of such Blocker limitation.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Octagon is the investment advisor to the Master Fund and other accounts. Dr. Jia is the control person of Octagon. The Master Fund holds the Common Shares for the benefit of its investors. The Master Fund and Octagon, for the benefit of its investors, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Octagon Capital Advisors LP: /s/ Ting Jia, Managing Member (11/03/2026)
- Octagon Investments Master Fund LP: /s/ Ting Jia, Managing Member, Octagon Investments GP, LLC, its general partner (11/03/2026)
- Ting Jia: /s/ Ting Jia, Ting Jia (11/03/2026)